Ledgerock, LLC (the "Company") a Chicago Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ledgerock, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 22, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	14,038	23,371
Accounts Receivable	451	-
Total Current Assets	14,489	23,371
Non-current Assets		
Mixer/Roller/Fridge, net of Accumulated Depreciation	24,524	-
Right of Use Operating Lease Asset	60,000	-
Security Deposit	4,000	-
Total Non-Current Assets	88,524	-
TOTAL ASSETS	103,013	23,371
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	43,239	5,859
Sales and Payroll Taxes Payable	4,827	442
Current Portion of Right of Use Operating Lease Liabilities	48,000	-
Total Current Liabilities	96,066	6,301
Long-term Liabilities		
Non-current Portion of Right of Use Operating Lease Liabilities	12,000	-
Total Long-Term Liabilities	12,000	-
TOTAL LIABILITIES	108,066	6,301
EQUITY		
Additional Paid in Capital	(34,747)	(15,036)
Accumulated Deficit	29,694	32,106
Total Equity	(5,053)	17,070
TOTAL LIABILITIES AND EQUITY	103,013	23,371

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	(175)	7,773	7,598
Capital Contributions	889	-	889
Capital Distributions	(15,750)	-	(15,750)
Net Income (Loss)	-	24,334	24,334
Ending Balance 12/31/2021	(15,036)	32,106	17,070
Capital Contributions	16,690	-	16,690
Capital Distributions	(36,401)	-	(36,401)
Net Income (Loss)	-	(2,412)	(2,412)
Ending Balance 12/31/2022	(34,747)	29,694	(5,053)

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	246,164	88,912
Cost of Revenue	55,063	32,530
Gross Profit	191,101	56,383
Operating Expenses		
Advertising and Marketing	10,789	6,379
General and Administrative	144,303	24,340
Rent and Lease	37,064	1,330
Depreciation	1,638	-
Total Operating Expenses	193,795	32,049
Operating Income (loss)	(2,694)	24,334
Other Income		
Interest Income	502	-
Total Other Income	502	-
Other Expense		
Interest Expense	220	-
Total Other Expense	220	-
Earnings Before Income Taxes	(2,412)	24,334
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,412)	24,334

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,412)	24,334
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,638	-
Accounts Payable and Accrued Expenses	37,379	5,155
Accounts Receivable	(451)	-
Sales and Payroll Taxes Payable	4,386	429
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	42,952	5,584
Net Cash provided by (used in) Operating Activities	40,540	29,918
INVESTING ACTIVITIES		
Mixer/Roller/Fridge	(26,162)	-
Security Deposit	(4,000)	-
Net Cash provided by (used by) Investing Activities	(30,162)	-
FINANCING ACTIVITIES		
Distribution to Members	(36,401)	(15,750)
Contributions from Members	16,690	889
Net Cash provided by (used in) Financing Activities	(19,711)	(14,861)
Cash at the beginning of period	23,371	8,315
Net Cash increase (decrease) for period	(9,333)	15,056
Cash at end of period	14,038	23,371

Ledgerock, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ledgerock, LLC ("the Company") dba Zeitlin's Delicatessen (ZD) was formed in Chicago on August 3rd, 2020. The Company plans to earn revenue by selling baked goods through 3 different revenue channels: Catering, Wholesale and Farmers Markets. The Company's headquarters is in Chicago, Illinois. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital for business expansion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized at the point of sale with payment in full prior to the Company's performance obligation. The Company's performance obligation is satisfied once the food has been produced and delivered to the customer.

The Company operates exclusively in the consumer foods industry, with operating segments aggregated into three reportable segments: 1) Vendors Market; 2) Wholesale; and 3) Catering. Farmers markets represent over 70% of the Company's income, Wholesale and Catering represents around 15% each. As the Company is based in Chicago, the majority of the Company's revenue is being generated seasonally during the non-winter months.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Mixer/Roller/Fridge	4	26,162	(1,638)	-	24,524
Grand Total	**-**	**26,162**	**(1,638)**	**-**	**24,524**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease

The Company leases a production space for cooking purposes. Currently, the Company leases 2,000 sqft for a monthly payment of $4,000, which is set to end in Sept 2023 with the expectation to renew for an additional 6 months. The monthly payments are expected to remain $4,000 per month through the extension, which ends on March 2024. The lease required a security deposit of $4,000, which makes up the entire security deposit of $4,000 listed on the balance sheet as of December 31st, 2022, herein.

	Year Ending 2022
Other Information	
(Gains) losses on sale-leaseback transactions, net	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	0
Financing cash flows from finance leases (i.e. principal portion)	0
Operating cash flows from operating leases	8,000
ROU assets obtained in exchange for new finance lease liabilities	0

ROU assets obtained in exchange for new operating lease liabilities		68,000
Weighted-average remaining lease term in years for finance leases		0
Weighted-average remaining lease term in years for operating leases		1.25
Weighted-average discount rate for finance leases		0.00%
Weighted-average discount rate for operating leases		0.00%

Maturity Analysis	Finance	Operating
2023	0	48,000
2024	0	12,000
2025	0	0
2026	0	0
2027	0	0
Thereafter	0	0
Total undiscounted cash flows	0	60,000
Less: present value discount	0	0
Total lease liabilities	0	60,000

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit wholly owned by one owner.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 22, 2023, the date these financial statements were available to be issued.

In July of 2023, the Company requested an increase of amount from the Line of Credit. This request was denied without any detailed explanation. The Company's assumption over this statement is that current lending standards have tightened thus leading to a denial of credit increase. The Company hopes to increase the line of credit from $50,000 to $150,000 once the crowdfunding campaign under regulation CF is complete.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.